EXHIBIT 2

                             LETTER TO SHAREHOLDERS
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                              [Company Letterhead]

July 17, 1997

To Our Shareholders:

         On July 15, 1997 the Board of Directors of Advance Financial Bancorp (the "Company") adopted a Shareholder Rights Plan designed to protect shareholders and the Company from coercive or unfair takeover tactics by a hostile acquiror seeking to gain control of the Company without offering a fair price to all its shareholders. Under the Plan, each shareholder of record of the Company's common stock at the close of business on July 31, 1997 will receive a dividend distribution of one Right for each outstanding share of common stock. The rights will be represented by the existing certificates of common stock, no separate certificates will be issued as a result of the adoption of the Plan.

         The purpose of this Plan is to discourage hostile tactics that impair the Board's ability to fully represent the interests of all shareholders. The Plan is not intended, however, to prevent an acquisition proposal or an acquisition of the Company which is fair and equitable to all shareholders. It will not deter any person or group who may be interested in acquiring control of the Company, if such person is willing to negotiate with the Board of Directors and to make an offer to acquire control of the Company's stock on terms and conditions that are favorable and fair to all shareholders.

         The Rights will expire on July 17, 2007 and will thereafter have no further value. They are redeemable by the Board of Directors at a redemption price of $.01 per Right at any time within the ten year period until a person or group has acquired 15% or more of the then outstanding common stock of the Company.

         The Rights will not be taxable to shareholders or to the Company upon declaration or receipt. The Plan will not affect the financial strength of the Company nor interfere with its business plans. It will not prevent shareholders from exercising their right to vote the common stock with respect to the management and operation of the Company. The Rights are not dilutive and will have no effect on reported earnings per share. Issuance of the Rights will not affect the manner in which shareholders may presently buy or sell the Company's common stock.

         The Rights are not exercisable until after the distribution date. Until the distribution date, the Rights are attached to the common stock and are not traded separately from the common stock. Thus, no separate certificates evidencing the Rights will be issued to shareholders of record on July 31, 1997. The Rights, together with the common stock, will be represented by the certificates for the common stock. After the distribution date, the Rights will detach from the common stock and separate Rights certificates will be issued.

         A distribution date will occur 10 days after the date of public announcement that a person or group has acquired 15% or more of the then outstanding common stock or 10 business days


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after a person announces a tender offer or exchange offer to acquire 15% or more of the common stock. When the Rights first become exercisable, unless a person or group has acquired 15% or more of the Company's shares, a holder will be entitled to buy from the Company one one-hundredth of a share of a new series of junior participating preferred stock for $37. If the Company is involved in a merger or other business combination, the Rights will entitle a holder to buy a number of shares of common stock of the acquiring company having a market value of twice the exercise price of each Right. For example, if at the time of the business combination the acquiring company's stock has a per share value of $9.25, the holder of each Right would be entitled to receive 8 shares of the acquiring company's common stock for $37, i.e., at a 50% discount.

         If any person or group acquires 15% or more of the Company's outstanding common stock, the "flip-in" provision of the Rights Plan will be triggered and the Rights will entitle a holder (other than such person or any member of such group) to buy a number of additional shares of common stock of the Company having a market value of twice the exercise price of each Right. Thus, if at the time of the 15% acquisition the Company's stock were to have a market value per share equal to $18.50, the holder of each Right (other than such person or member of such group) would be entitled to receive 4 shares of the Company's common stock for $37.

         Following the acquisition by any person or group of 15% or more of the Company's common stock, but only prior to the acquisition by a person or group of a 50% stake, the Board of Directors will also have the ability to exchange the Rights (other than Rights held by such person or group), in whole or in part, for one share of common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right. This provision will have an economically dilutive effect on the acquiror, and provide a corresponding benefit to the remaining rights holders that is comparable to the flip-in without requiring rights holders to go through the process and expense of exercising their Rights.

         While, as noted above, the distribution of the Rights will not be taxable to you or the Company, stockholders may recognize taxable income upon the occurrence of certain subsequent events.

         In addition to authorizing the purchase rights, your Board today authorized the new series of junior participating preferred stock purchasable upon exercise of the Rights. The shares of the new series of junior participating preferred stock will be nonredeemable. Each preferred share will be entitled to an aggregate dividend equal to the greater of $1 per share or 100 times the dividend declared on the common shares. In the event of liquidation, the holders of the preferred shares will be entitled to receive an aggregate liquidation payment equal to the greater of $100 or 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common shares. Finally, in the event of any merger, consolidation or other transaction in which common shares are exchanged, each preferred share will be entitled to receive 100 times the amount received per common share. These rights are protected by customary anti-dilution provisions. In the event of issuance of preferred shares upon exercise of the Rights, in order to facilitate trading a depositary receipt may be issued for each one one-hundredth of a preferred share. The dividend, liquidation and voting rights, and


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the  non-redemption  feature,  of the preferred  shares are designed so that the value of the one one-hundredth interest in a preferred share purchasable with each Right will approximate the value of one share of common stock.

         In declaring the Rights dividend, we have expressed our confidence in the future and our determination that you, our stockholders, be given every opportunity to participate fully in that future. Upon written request, we will provide stockholders a copy of a "Summary of Rights to Purchase Shares" which explains the Plan in further detail.



                                    On  behalf  of the Board of Directors.




                                    Stephen M. Gagliardi
                                    President and Chief Executive Officer